July 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:          Rise Gold Corp. - Request for Acceleration of Effective Date

Registration Statement on Form S-1

File No. 333-280712

Acceleration Request

Requested Date:  July 16, 2024

Requested Time:  4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, we hereby request that the Registration Statement on Form S-1 (File No. 333-280712) of Rise Gold Corp. be declared effective at 4:00 p.m. Eastern Time on Tuesday, July 16, 2024, or as soon thereafter as practicable. We respectfully request that you notify Brad Wiggins of Securities Law USA, PLLC of such effectiveness by telephone at (661) 713-6843.

Please contact Mr. Wiggins if you have any questions with respect to this request. Thank you.

Sincerely,

Rise Gold Corp.

By:	/s/ Joseph Eugene Mullin III
Joseph Eugene Mullin III
Chief Executive Officer